SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Divall Insured Income Properties 2 Limited Partnership
(Name of Issuer)

Limited Partnership Units
(Title of Class of Securities)

25501 P204
(CUSIP Number)

February 6, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

Page 2 of 5 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only): Barry Zemel
2.	Check the appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 2,821
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 2,821
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,821
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented by Amount in Row (9): 6.09%
12.	Type of Reporting Person: Individual

SCHEDULE 13G

Page 3 of 5 Pages

Item 1. Name of Issuer

(a)	Name of Issuer:

Divall Insured Income Properties 2 Limited Partnership

(b)	Address of Issuer’s Principal Executive Offices:

1100 Main Street, Suite 1830 Kansas City, MO 64105

Item 2. Name of Person Filing

(a)	Name of Person Filing:

Barry Zemel

(b)	Address of Principal Business Office or, if None, Residence:

1819 E Morten Ave suite 180, Phoenix AZ 85020

(c)	Citizenship:

USA

(d)	Title of Class of Securities:

Limited Partnership Units

(e)	CUSIP Number:

25501 P204

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

SCHEDULE 13G

Page 4 of 5 Pages

Item 4. Ownership.

(a)	Amount Beneficially Owned:

2,821

(b)	Percent of Class:

6.09%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

2,821

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

2,821

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5. Ownership of Five Percent or Less of a Class.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Item 8. Identification and Classification of Members of the Group.

Item 9. Notice of Dissolution of Group.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2020	/s/ Barry Zemel
Barry Zemel